SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    Form 11-K


(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For The Fiscal Year Ended December 31, 1996

                                       OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                            to

Commission file number     0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MCI Communications Corporation 401(k) Plan for Exempt Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MCI Communications Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                      Page(s)
                                                                      -------

Report of Independent Accountants                                           3

Statements of Net Assets Available for Benefits
at December 31, 1996 and 1995                                               4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1996 and 1995                   5,6

Notes to Financial Statements                                            7-37

Additional Information:
         Schedule I. Schedule of Assets Held for Investment
                     Purposes at December 31, 1996                         38

         Schedule II.Schedule of Reportable Transactions
                     for the year ended December 31, 1996                  39

Signature                                                                  40

Exhibits:
         23.      Consent of Independent Accountants                       41

         99.      Certification Regarding Certain
                  Investment Arrangements                                  42

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative
Committee of the MCI Communications Corporation
401(k) Plan for Exempt Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Communications Corporation 401(k) Plan for Exempt Employees (formerly MCI Communications Corporation Retirement Savings Plan)at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP


PRICE WATERHOUSE LLP
Washington, D. C.
June 11, 1997

                         MCI COMMUNICATIONS CORPORATION

                        401(k) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                      DECEMBER 31
                                                      -----------
                                             1996                    1995
                                        -------------            -------------

Value of interest in master trust       $ 713,959,033            $ 537,827,481
                                        -------------            -------------

Net assets available for benefits       $ 713,959,033            $ 537,827,481
                                        =============            =============
















See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

ADDITIONS
---------

Contributions:
  Participants                                                  $  73,656,406
  Non-cash employer                                                35,319,523
  Rollovers                                                         7,083,311
  Transfers from ESOP                                                 940,335
                                                               --------------
         Total contributions                                      116,999,575
                                                               --------------

Earnings on investments:
  Interest on participant loans                                     1,629,497
  Interest on guaranteed investment contracts                       6,255,490
  Dividends on common stock                                           445,635
  Net gain on sale of common stock                                    808,155
  Unrealized appreciation                                          59,988,328
  Net gain from registered investment companies                    34,793,327
                                                               --------------
         Total earnings on investments                            103,920,432
                                                               --------------
         Total additions                                          220,920,007
                                                               --------------

DEDUCTIONS
----------

Participant benefit payments                                       34,505,315
Account maintenance fees                                               98,473
                                                               --------------
         Net increase                                             186,316,219

Net interplan transfers                                           (10,184,667)

Net assets available for benefits, at
  beginning of year                                               537,827,481
                                                               --------------
Net assets available for benefits, at
  end of year                                                   $ 713,959,033
                                                               ==============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

ADDITIONS
---------

Contributions:
  Participants                                                  $  59,322,084
  Non-cash employer                                                32,177,951
  Rollovers                                                         6,383,842
  Transfers from ESOP                                                 722,038
                                                               --------------
         Total contributions                                       98,605,915
                                                               --------------

Earnings on investments:
  Interest on participant loans                                     1,508,423
  Interest on guaranteed investment contracts                       6,443,825
  Dividends on common stock                                           399,550
  Net gain on sale of common stock                                  2,224,386
  Unrealized appreciation                                          57,379,129
  Net gain from registered investment companies                    48,750,925
                                                               --------------
         Total earnings on investments                            116,706,238
                                                               --------------

         Total additions                                          215,312,153
                                                               --------------

DEDUCTIONS
----------

Participant benefit payments                                       27,557,702
Account maintenance fees                                               80,508
                                                               --------------

         Net increase                                             187,673,943

Net interplan transfers                                             2,592,696

Net assets available for benefits,
  beginning of year                                               347,560,842
                                                               --------------
Net assets available for benefits,
  end of year                                                   $ 537,827,481
                                                               ==============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1996 and 1995


NOTE 1- DESCRIPTION OF THE PLAN

     The following brief description of the MCI Communications Corporation 401(k) Plan for Exempt Employees (the "Plan" or "401(k)") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Effective January 1, 1996, the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) and the MCI Consumer Markets 401(k) and Employee Stock Ownership Plan ("CM Plan") were restructured and renamed the MCI Communications Corporation ESOP and 401(k) Plan for Exempt Employees ("Exempt Plan") and the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees ("Non-Exempt Plan"), respectively. The MCI Communications Corporation ESOP and 401(k) Plan for Exempt Employees is comprised of two parts: Part I is an employee stock ownership plan ("ESOP"), Part II is the 401(k) Plan. The accompanying financial statements are solely those of Part II and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Communications Corporation ESOP and 401(k) Plan for Exempt Employees taken as a whole. The Company separately prepares an annual report on the overall MCI Communications Corporation ESOP and 401(k) plan for Exempt Employees which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

     The assets of the Exempt Plan are combined with those of the Non-Exempt Plan into the MCI Communications Corporation Defined Contribution Master Trust. This facilitates the administration of the Plans as described below. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

Contributions
-------------

     The Plan is a defined contribution, deferred savings plan. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. As a result of the restructuring of the Plan, the Plan was amended to include all exempt participants from the CM Plan. (An exempt employee is an employee who is exempt from the maximum hours limitation under the Fair Labor Standards Act of 1938, as amended). All non-exempt participants in the Plan were transferred to the Non-Exempt Plan. No further modifications were made to the Plan's provisions. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of MCI Communications Corporation Common Stock. The Company provides a matching contribution of $.67 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made biweekly and is determined by the closing price of MCI Communications Corporation Common Stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service.

     Effective July 1, 1995, the Plan decreased the number of investment options from sixteen to seven funds. Participants with balances in the funds that were eliminated were allowed to reallocate their fund balances into the seven remaining funds. Elective Contributions are invested in any of the seven investment funds in accordance with participants' instructions. The available investment funds as of July 1, 1995 are:

       -      MCI Common Stock Fund

                   A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.

       -      EuroPacific Growth Fund

                   A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund is a member of the American Funds Group and is managed by Capital Research and Management Company.

       -      Dreyfus S&P 500 Stock Index Portfolio

                   An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

       -      Putnam Voyager Fund

                   A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

       -      Putnam New Opportunities Fund

                   A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee.

       -      Putnam Balanced Retirement Fund

                   A growth and income fund invested in a diversified portfolio of equity and debt securities.Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee.

       -      Stable Asset Fund

                   The fund consists primarily of guaranteed investment contracts (GICs)issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 8.08% at December 31, 1996.

         The following guaranteed investment contracts were held individually by the Master Trust as of December 31:



                                              Contract Value
                                              --------------
                                                                     Contract
                                              1996        1995         Rate
                                              ----        ----         ----
         Aetna Life Insurance             $ 20,306,182 $ 19,041,899    6.63%

         Allstate Life Insurance             6,474,248    6,113,549    5.90%

         Allstate Life Insurance             4,000,628            0    5.90%

         John Hancock Mutual Life Insurance 14,261,226   13,198,728    8.05%

         Metropolitan Life Insurance                 0   13,623,754    8.96%

         New York Life Insurance             8,847,294    8,281,679    6.82%

         New York Life Insurance             5,803,475    5,369,604    8.08%

         Pacific Mutual Life Insurance       4,642,586            0    7.30%

         Pacific Mutual Life Insurance       1,287,816            0    7.36%

         Peoples Security Insurance Company  7,000,905    7,400,229    5.72%

         Peoples Security Insurance Company  5,220,011    5,219,396    5.86%

         Principal Mutual Life Insurance     3,409,732            0    6.60%

         Principal Mutual Life Insurance             0   14,445,534    9.10%

         Prudential Life Insurance           6,028,870    5,634,458    7.00%

         TransAmerica Life Insurance         3,423,163    3,426,163    5.60%

         TransAmerica Life Insurance         4,071,194    2,543,520    7.25%




         This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

Participant Accounts
--------------------

     Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis.

     Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. Participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per plan year. Participants may change the allocation of their future contributions among the funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

     Certain participants have the right to diversify a portion of their account in the ESOP, Part I of the Exempt Plan, and transfer that portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a participant in the ESOP for at least 10 years, are eligible to diversify under these provisions. During 1996 and 1995, 36,696 and 32,820 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $940,335 and $722,038, respectively, were transferred from the ESOP to the 401(k) pursuant to these provisions. Participants who are 100% vested are permitted to diversify amounts in their Employer Matching Contribution accounts once per calendar year. During 1996 and 1995, 284,842 and 238,173 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $7,950,763 and $5,656,455, respectively, were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions.

Participant Loans
-----------------

     The Plan allows participants to borrow up to one-half of the vested account balance (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Effective January 1, 1995, the Plan charges a $30 origination fee for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During Plan years ended December 31, 1996 and 1995, $13,001,099 and $11,419,704 in loans were disbursed and principal repayments of $7,284,330 and $6,720,130, respectively, were made.

Participant Benefit Payments
----------------------------

     Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the
     Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions. Effective January 1, 1995, participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan was amended effective January 24, 1995, to provide for the distribution in a lump sum of terminated participant accounts with a vested balance of less than $3,500. This distribution generally occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1996 and 1995, forfeitures included in the Plan were $120,854 and $695,734, respectively, which included 3,211 and 26,163 forfeited shares of MCI Communications Corporation Common Stock, at year-end fair market values of $104,974 and $683,508, respectively.

Plan Administration
-------------------

     The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam
     Investments, Inc. The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intent to discontinue its contributions nor to terminate the Plan.

     The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's Common Stock to participants is at the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1996, the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1996 and 1995 were fully-benefit responsive, and therefore are valued at contract value.

Participant loans are valued at cost which approximates fair value.

Administrative expenses of the Plan are paid by the Company.


NOTE 3 - MASTER TRUST

MCI Communications Corporation established the MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust") for the purpose of facilitating administration of the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

Effective November 20, 1996, the assets of the Darome Teleconferencing, Inc. 401(k) Plan were transferred into the MCI Communications Corporation Defined Contribution Master Trust. The Darome Teleconferencing, Inc. 401(k) Plan had a specific interest in the Master Trust of $658,541 representing approximately
 .08% of the net assets of the Master Trust as of December 31, 1996.

The Master Trust consists of a pool of individual investments in which the Plan, the Non-Exempt Plan, and the Darome Teleconferencing, Inc. 401(k) Plan have shared participation through Master Trust units. Net assets and net investment gains and  losses  are  allocated  to  each  participating  plan  based  on  units  of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust.

The Plan had a specific interest in the Master Trust of $713,959,033 and $537,827,481 representing approximately 87% and 89% of the net assets of the Master Trust as of December 31, 1996 and 1995, respectively.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:



                                                                                      Percentage Interest
                                               Master Trust                           -------------------
         Plan Name                          Investment Account                        12/31/96         12/31/95
---------------------            ----------------------------------                   --------         --------

MCI Communications               EuroPacific Growth Fund                                88.39%           87.35%
  Corporation                    Dreyfus S&P 500 Stock Index                            88.44%           88.43%
  401(k) Plan                    Putnam Voyager Fund                                    90.92%           92.20%
  For Exempt                     Putnam Balanced Retirement Fund                        86.21%           87.94%
  Employees                      Stable Asset Fund                                      86.40%           90.52%
  EIN: 52-0886267                Putnam New Opportunities                               88.34%           88.39%
                                 MCI Common Stock                                       85.88%           88.40%
                                 Participant Loans                                      80.73%           87.88%


MCI Communications               EuroPacific Growth Fund                                11.33%           12.65%
 Corporation                     Dreyfus S&P 500 Stock Index                            11.41%           11.57%
 401(k) Plan                     Putnam Voyager Fund                                    09.08%           07.80%
 For Non-Exempt                  Putnam Balanced Retirement Fund                        13.25%           12.06%
 Employees                       Stable Asset Fund                                      13.35%           09.48%
EIN: 52-0886267                  Putnam New Opportunities                               11.60%           11.61%
                                 MCI Common Stock                                       14.12%           11.60%
                                 Participant Loans                                      19.18%           12.12%


Darome                           EuroPacific Growth Fund                                00.28%           00.00%
 Teleconferencing,               Dreyfus S&P 500 Stock Index                            00.15%           00.00%
 Inc. 401(k) Plan                Putnam Voyager Fund                                    00.00%           00.00%
EIN: 13-2745892                  Putnam Balanced Retirement Fund                        00.53%           00.00%
                                 Stable Asset Fund                                      00.25%           00.00%
                                 Putnam New Opportunities                               00.06%           00.00%
                                 MCI Common Stock                                       00.00%           00.00%
                                 Participant Loans                                      00.09%           00.00%




The following pages present the net assets available for benefits and changes in net assets available for benefits for the Master Trust in which the Plan, the Non-Exempt Plan, and Darome Teleconferencing, Inc. 401(k) Plan participate.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                              EuroPacific     Dreyfus       Putnam           Stable
                                                Growth        S&P 500       Voyager           Asset
                                                 Fund       Stock Index      Fund              Fund
              ASSETS                         ------------- ------------- -------------    -------------
              ------

Contributions receivable:
  Employee                                    $       727   $       427    $        838    $        182
  Employer                                              0             0               0               0
                                              -----------   -----------    ------------    ------------
    Total contributions receivable                    727           427             838             182


Non-interest bearing cash                               0             0              16         628,668

Other receivables                                     938        24,358          34,113       7,882,658

Investments, at fair value:
  Common stock                                          0             0               0               0
  Common/collective trusts                            227        27,198           4,705       2,136,200
  Registered investment companies              25,677,109    77,615,093*    133,656,939*              0
  Participant loans                                     0             0               0               0

Investments, at contract value:
  Value of guaranteed investment contracts              0             0               0      94,780,330*
                                              -----------   -----------    ------------    ------------
Total assets                                   25,679,001    77,667,076     133,696,611     105,428,038
                                              -----------   -----------    ------------    ------------
            LIABILITIES
            ------------
Operating payables                                 21,541        24,835          34,943         158,253
                                              -----------   -----------    ------------    ------------

Net assets available for benefits             $25,657,460   $77,642,241    $133,661,668    $105,269,785
                                              ===========   ===========    ============    ============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees        $22,678,619   $68,670,124    $121,528,239    $ 90,950,784
  MCI 401(k) Plan for Non-Exempt Employees      2,907,841     8,857,738      12,133,429      14,054,922
  Darome Teleconferencing, Inc. 401(k) Plan        71,000       114,379               0         264,079
                                              -----------   -----------    ------------    ------------
Total                                         $25,657,460   $77,642,241    $133,661,668    $105,269,785
                                              ===========   ===========    ============    ============

*  Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                       Putnam        Putnam         MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                     ------------- ------------- ------------- ------------ -------------
        ------

Contributions receivable:
  Employee                                         $      1,348  $        288  $      1,135  $         0  $      4,945
  Employer                                                    0             0         2,199            0         2,199
                                                   ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                        1,348           288         3,334            0         7,144


Non-interest bearing cash                                     0             0             0            0       628,684

Other receivables                                        74,230         4,712       109,760            0     8,130,769

Investments, at fair value:
  Common stock                                                0             0   369,352,337*           0   369,352,337
  Common/collective trusts                               43,655         4,536         8,844            0     2,225,365
  Registered investment companies                    52,455,498*   29,329,101             0            0   318,733,740
  Participant loans                                           0             0             0   26,210,945    26,210,945

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0    94,780,330
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                         52,574,731    29,338,637   369,474,275   26,210,945   820,069,314
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                       75,514         4,993            67            0       320,146
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $ 52,499,217  $ 29,333,644  $369,474,208  $26,210,945  $819,749,168
                                                   ============= ============= ============= ============ =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees             $ 46,378,741  $ 25,289,835  $317,302,646  $ 21,160,045 $713,959,033
  MCI 401(k) Plan for Non-Exempt Employees            6,090,028     3,887,960    52,171,562     5,028,114  105,131,594
  Darome Teleconferencing, Inc. 401(k) Plan              30,448       155,849             0        22,786      658,541
                                                   ------------- ------------- ------------- ------------- ------------
Total                                              $ 52,499,217  $ 29,333,644  $369,474,208  $ 26,210,945 $819,749,168
                                                   ============= ============= ============= ============= ============

*  Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                              EuroPacific     Dreyfus         Putnam          Stable
                                                Growth        S&P 500         Voyager          Asset
                                                 Fund       Stock Index        Fund            Fund
              ASSETS                         ------------- -------------   -------------   -------------
              ------

Contributions receivable:
  Employee                                     $    14,237   $    22,898    $     46,507    $     40,196
  Employer                                               0             0               0               0
                                               -----------   -----------    ------------    ------------
    Total contributions receivable                  14,237        22,898          46,507          40,196


Non-interest bearing cash                            1,652        72,460          88,919         144,577

Other receivables                                  258,009       334,968          60,967           1,478

Investments, at fair value:
  Common stock                                           0             0               0               0
  Common/collective trusts                              14        12,491           1,703       1,584,427
  Registered investment companies               14,850,336    58,410,869*    107,447,827*              0
  Participant loans                                      0             0               0               0

Investments, at contract value:
  Value of guaranteed investment contracts               0             0               0     104,298,513*
                                               -----------   -----------    ------------    ------------
Total assets                                    15,124,248    58,853,686     107,645,923     106,069,191
                                               -----------   -----------    ------------    ------------
            LIABILITIES
            ------------
Operating payables                                 258,009       334,957          88,909          25,089
                                               -----------   -----------    ------------    ------------

Net assets available for benefits              $14,866,239   $58,518,729    $107,557,014    $106,044,102
                                               ===========   ===========    ============    ============
Participating Plan Interests
----------------------------
  MCI Communications Retirement Savings Plan   $12,985,468   $51,748,402    $ 99,167,158    $ 95,991,937
  MCI Consumer Markets 401(k) Plan               1,880,771     6,770,327       8,389,856      10,052,165
                                               -----------   -----------    ------------    ------------
Total                                          $14,866,239   $58,518,729    $107,557,014    $106,044,102
                                               ===========   ===========    ============    ============

*  Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                 Putnam       Putnam           MCI
                                                  New        Balanced        Common       Participant
                                             Opportunities  Retirement        Stock          Loans          Total
        ASSETS                               ------------- -------------  -------------   ------------  -------------
        ------

Contributions receivable:
  Employee                                     $    26,865   $    19,313   $     51,919    $         0   $    221,935
  Employer                                               0             0        126,693              0        126,693
                                               -----------   -----------   ------------    -----------   ------------
    Total contributions receivable                  26,865        19,313        178,612              0        348,628


Non-interest bearing cash                                0             0              0              0        307,608

Other receivables                                   17,119       177,650              0              0        850,191

Investments, at fair value:
  Common stock                                           0             0    246,431,822*             0    246,431,822
  Common/collective trusts                           1,395         1,213         22,393              0      1,623,636
  Registered investment companies               28,406,193    19,099,867              0              0    228,215,092
  Participant loans                                      0             0              0     20,447,333     20,447,333

Investments, at contract value:
  Value of guaranteed investment contracts               0             0              0              0    104,298,513
                                               -----------   -----------   ------------    -----------   ------------
Total assets                                    28,451,572    19,298,043    246,632,827     20,447,333    602,522,823
                                               -----------   -----------   ------------    -----------   ------------
            LIABILITIES
            ------------
Operating payables                                       0       193,585              0              0        900,549
                                               -----------   -----------   ------------    -----------   ------------

Net assets available for benefits              $28,451,572   $19,104,458   $246,632,827    $20,447,333   $601,622,274
                                               ===========   ===========   ============    ===========   ============
Participating Plan Interests
----------------------------
  MCI Communications Retirement Savings Plan   $25,147,778   $16,800,069   $218,017,594    $17,969,075   $537,827,481
  MCI Consumer Markets 401(k) Plan               3,303,794     2,304,389     28,615,233      2,478,258     63,794,793
                                               -----------   -----------   ------------    -----------   ------------
Total                                          $28,451,572   $19,104,458   $246,632,827    $20,447,333   $601,622,274
                                               ===========   ===========   ============    ===========   ============

*  Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                      EuroPacific    Dreyfus             Putnam            Stable       Putnam            Putnam
                                         Growth      S&P 500             Voyager            Asset         New            Balanced
                                          Fund      Stock Index           Fund              Fund     Opportunities      Retirement
                                     ------------   ------------       -----------      -----------  --------------    ------------
ADDITIONS
---------

Contributions:
  Participants                       $  7,252,491    $ 11,138,992    $  21,643,332    $  10,657,509    $ 14,051,271    $  7,166,398
  Non-cash employer                             0               0                0                0               0               0
  Rollovers                               738,656         722,245        1,607,984          906,949       1,969,435         684,448
  Transfers from ESOP                      84,030          86,897          334,056           92,767         343,735         123,300
                                     ------------    ------------    -------------    -------------    ------------    ------------
    Total contributions                 8,075,177      11,948,134       23,585,372       11,657,225      16,364,441       7,974,146
                                     ------------    ------------    -------------    -------------    ------------    ------------
Earnings on investments:
  Interest on participant loans                 0               0                0                0               0               0
  Interest on guaranteed investment
    contracts                                   0               0                0        7,188,820               0               0
  Dividends on common stock                     0               0                0                0               0               0
  Net gain on sale of common stock              0               0                0                0               0               0
  Unrealized appreciation of assets             0               0                0                0               0               0
  Net gain from registered investment
    companies                           3,598,035      14,154,926       14,497,797                0       3,295,115       3,239,957
                                     ------------    ------------    -------------    -------------    ------------    ------------
    Total earnings on investments       3,598,035      14,154,926       14,497,797        7,188,820       3,295,115       3,239,957
                                     ------------    ------------    -------------    -------------    ------------    ------------
Total additions                        11,673,212      26,103,060       38,083,169       18,846,045      19,659,556      11,214,103

DEDUCTIONS
----------
Participant benefit payments              984,231       3,597,461        6,993,973        8,873,275       2,135,703       1,520,211

Account maintenance fees                    6,163          14,225           27,072           27,308          11,396           7,390
                                     ------------    ------------    -------------    -------------    ------------    ------------
Net increase                           10,682,818      22,491,374       31,062,124        9,945,462      17,512,457       9,686,502

Transfers from (to):
  Other master trust investment accounts  137,996      (2,725,774)      (3,558,778)      (9,805,983)      6,817,424         575,236
  Net loans                               (96,843)       (788,574)      (1,439,817)      (1,215,837)       (313,333)       (182,289)
  Western Union International
    Collectively Bargained Plan               215          38,526           41,125           42,069              88              29
  Darome Teleconferencing, Inc.
    401(k) Plan                            67,035         107,960                0          259,972          31,009         149,708

Net assets available for benefits, at
  beginning of year                    14,866,239      58,518,729      107,557,014      106,044,102      28,451,572      19,104,458
                                     ------------    ------------    -------------    -------------    ------------    ------------
Net assets available for benefits, at
  end of year                        $ 25,657,460    $ 77,642,241    $ 133,661,668    $ 105,269,785    $ 52,499,217    $ 29,333,644
                                     ============    ============    =============    =============    ============    ============

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     MCI
                                                   Common       Participant
                                                    Stock          Loans          Total
ADDITIONS                                      -------------- --------------   ------------
---------
Contributions:
  Participants                                  $  16,670,642    $         0   $ 88,580,635
  Non-cash employer                                42,788,843              0     42,788,843
  Rollovers                                           977,692              0      7,607,409
  Transfers from ESOP                                  53,920              0      1,118,705
                                                -------------    -----------   ------------
    Total contributions                            60,491,097              0    140,095,592
                                                -------------    -----------   ------------
Earnings on investments:
  Interest on participant loans                             0      1,978,777      1,978,777
  Interest on guaranteed investment contracts               0              0      7,188,820
  Dividends on common stock                           525,391              0        525,391
  Net gain on sale of common stock                  1,003,548              0      1,003,548
  Unrealized appreciation of assets                69,875,942              0     69,875,942
  Net gain from registered investment
    companies                                               0              0     38,785,830
                                                -------------    -----------   ------------
     Total earnings on investments                 71,404,881      1,978,777    119,358,308
                                                -------------    -----------   ------------
Total additions                                   131,895,978      1,978,777    259,453,900

DEDUCTIONS
------------
Participant benefit payments                       16,137,642      1,801,966     42,044,462
Account maintenance fees                               47,232              0        140,786
                                                -------------    -----------   ------------
Net increase                                      115,711,104        176,811    217,268,652

Transfers from (to):
  Other master trust investment accounts            8,559,879              0              0
  Net loans                                        (1,514,441)     5,551,134              0
  Western Union International Collectively
  Bargained Plan                                       84,839         10,786        217,677
  Darome Teleconferencing, Inc. 401(k) Plan                 0         24,881        640,565

Net assets available for benefits, at
  beginning of year                               246,632,827     20,447,333    601,622,274
                                                -------------    -----------   ------------
Net assets available for benefits, at
  end of year                                   $ 369,474,208    $26,210,945   $819,749,168
                                                =============    ===========   ============

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                           EuroPacific    Putnam       Scudder     Dreyfus      Putnam     Putnam      Putnam
                                             Growth      Balanced      Income      S&P 500     Growth &   Investors     Vista
                                              Fund         Fund         Fund     Stock Index    Income      Fund        Fund
ADDITIONS                                 ------------ ------------ ----------- ------------ ----------- ---------- -----------
---------

Contributions:
  Participants                            $ 5,251,972  $ 1,248,922  $  577,090  $ 8,827,241  $  565,945  $ 123,673 $   243,681
  Non-cash employer                                 0            0           0            0           0          0           0
  Rollovers                                   791,446      241,301     119,561      745,493     227,021     37,701      90,302
  Transfers from ESOP                          66,721            0           0       54,377           0          0           0
                                         ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total contributions                     6,110,139    1,490,223     696,651    9,627,111     792,966    161,374     333,983
                                         ------------ ------------ ----------- ------------ ----------- ---------- -----------
Earnings on investments:
  Interest on participant loans                     0            0           0            0           0          0           0
  Interest on guaranteed investment contracts       0            0           0            0           0          0           0
  Dividends on common stock                         0            0           0            0           0          0           0
  Net gain on sale of common stock                  0            0           0            0           0          0           0
  Unrealized appreciation of assets                 0            0           0            0           0          0           0
  Net gain from registered investment
    companies                               1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                          ------------ ------------ ----------- ------------ ----------- ---------- ----------
    Total earnings on investments           1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                          ------------ ------------ ----------- ------------ ----------- ---------- ----------
Total additions                             7,390,790    2,200,686     944,330   24,164,059   1,225,739    270,618     542,834

DEDUCTIONS
----------
Participant benefit payments                  530,494      195,674      79,766    2,450,337      61,244     10,369      24,012

Account maintenance fees                        3,587          920         440       11,812         340        130         168
                                          ------------ ------------ ----------- ------------ ----------- ---------- ----------
Net increase                                6,856,709    2,004,092     864,124   21,701,910   1,164,155    260,119     518,654

Transfers from (to):
  Other master trust investment accounts    1,567,927   (5,496,998) (2,728,202)   1,451,525  (3,060,910)  (678,260) (1,514,509)
  Net loans                                    (5,685)     (31,753)     (7,405)    (710,327)    (15,566)   (12,686)      7,781
  Western Union International Collectively
    Bargained Plan                                  0            0           0        7,922           0          0           0

Net assets available for benefits,
  beginning of year                         6,447,288    3,524,659   1,871,483   36,067,699   1,912,321    430,827     988,074
                                          ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net assets available for benefits,
  end of year                             $14,866,239  $         0  $        0  $58,518,729  $        0  $       0  $        0
                                          ============ ============ =========== ============ =========== ========== ===========

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                    Putnam        Putnam         Putnam      Putnam         Putnam       Putnam
                                                    Voyager     Convertible    High Yield Global Gov't   OTC Emerging  Diversified
                                                     Fund      Income-Growth    Advantage    Income         Growth       Income
ADDITIONS                                       -------------  -------------   ---------- ------------   ------------  -----------
---------

Contributions:
  Participants                                  $  16,872,907    $   198,879    $ 130,518    $  60,923    $ 1,036,061    $  81,012
  Non-cash employer                                         0              0            0            0              0            0
  Rollovers                                         1,286,559         59,077       25,654        7,986        189,639       26,713
  Transfers from ESOP                                  81,661              0            0            0              0            0
                                                -------------    -----------    ---------    ---------    -----------    ---------
    Total contributions                            18,241,127        257,956      156,172       68,909      1,225,700      107,725
                                                -------------    -----------    ---------    ---------    -----------    ---------
Earnings on investments:
  Interest on participant loans                             0              0            0            0              0            0
  Interest on guaranteed investment contracts               0              0            0            0              0            0
  Dividends on common stock                                 0              0            0            0              0            0
  Net gain on sale of common stock                          0              0            0            0              0            0
  Unrealized appreciation of assets                         0              0            0            0              0            0
  Net gain from registered investment
    companies                                      28,079,036        107,684       57,739       16,807        663,984       40,082
                                                -------------    -----------    ---------    ---------    -----------    ---------
     Total earnings on investments                 28,079,036        107,684       57,739       16,807        663,984       40,082
                                                -------------    -----------    ---------    ---------    -----------    ---------
Total additions                                    46,320,163        365,640      213,911       85,716      1,889,684      147,807

DEDUCTIONS
----------
Participant benefit payments                        5,020,074         12,105       17,737        4,797        109,631       19,295

Account maintenance fees                               21,203            239          136           42            646           58
                                                -------------    -----------    ---------    ---------    -----------    ---------
Net increase                                       41,278,886        353,296      196,038       80,877      1,779,407      128,454

Transfers from (to):
  Other master trust investment accounts            4,780,658     (1,045,665)    (611,710)    (296,290)    (4,812,448)    (485,856)
  Net loans                                        (1,268,072)       (21,765)        (442)       1,853        (10,051)      (5,941)
  Western Union International Collectively
    Bargained Plan                                     31,562              0            0            0              0            0

Net assets available for benefits, at
  beginning of year                                62,733,980        714,134      416,114      213,560      3,043,092      363,343
                                                -------------    -----------    ---------    ---------    -----------    ---------
Net assets available for benefits, at
  end of year                                   $ 107,557,014    $         0    $       0    $       0    $         0    $       0
                                                =============    ===========    =========    =========    ===========    =========


                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Stable        Putnam         Putnam         MCI
                                                  Asset          New         Balanced      Common      Participant
                                                  Fund      Opportunities   Retirement      Stock         Loans         Total
ADDITIONS                                     ------------- ------------- ------------- ------------- ------------- ------------
---------

Contributions:
  Participants                              $ 11,915,844  $  5,436,882  $  3,080,954  $ 15,451,668  $          0  $ 71,104,172
  Non-cash employer                                    0             0             0    38,743,079             0    38,743,079
  Rollovers                                    1,214,460     1,006,870       396,986       752,466             0     7,219,235
  Transfers from ESOP                            334,063        55,454        53,836        75,926             0       722,038
                                            ------------- ------------- ------------- ------------- ------------- -------------
  Total contributions                         13,464,367     6,499,206     3,531,776    55,023,139             0   117,788,524
                                            ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                        0             0             0             0     1,668,598     1,668,598
  Interest on guaranteed investment contracts  7,160,055             0             0             0             0     7,160,055
  Dividends on common stock                            0             0             0       456,852             0       456,852
  Net gain on sale of common stock                     0             0             0     2,798,630             0     2,798,630
  Unrealized appreciation of assets                    0             0             0    66,162,577             0    66,162,577
  Net gain from registered investment
    companies                                          0     5,545,511     1,701,843             0             0    53,739,295
                                            ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments             7,160,055     5,545,511     1,701,843    69,418,059     1,668,598   131,986,007
                                            ------------- ------------- ------------- ------------- ------------- -------------
Total additions                               20,624,422    12,044,717     5,233,619   124,441,198     1,668,598   249,774,531

DEDUCTIONS
----------
Participant benefit payments                   8,079,761       722,038       558,121    14,459,032     1,480,795    33,835,282

Account maintenance fees                          28,684         3,424         2,619        34,554             0       109,002
                                            ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                  12,515,977    11,319,255     4,672,879   109,947,612       187,803   215,830,247

Transfers from (to):
  Other master trust investment accounts      (5,022,366)   12,473,352    14,416,962    (8,937,210)            0             0
  Net loans                                   (1,493,070)       40,952        14,617      (791,294)    4,308,854             0
  Western Union International Collectively
    Bargained Plan                                40,298             0             0        39,706         9,350       128,838

Net assets available for benefits,
  beginning of year                          100,003,263     4,618,013             0   146,374,013    15,941,326   385,663,189
                                            ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits,
  end of year                               $106,044,102  $ 28,451,572  $ 19,104,458  $246,632,827  $ 20,447,333  $601,622,274
                                            ============= ============= ============= ============= ============= =============


                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
                     SCHEDULE OF MASTER TRUST PARTICIPATION


                              Current Value of Interest                         Year Ended December 31, 1996
                           ----------------------------- -------------------------------------------------------------------------
                                                                            Participant
Investment Account           December 31,   December 31,                      Benefit                                     Net
  Interest:                     1996           1995       Contributions      Payments      Net Loans   Net Transfers  Appreciation
                           -------------- -------------- --------------  --------------- ------------- ------------  -------------

EuroPacific Growth Fund     $  22,678,619  $  12,985,468  $   6,941,688  $     (828,594) $    (47,687) $    434,823  $   3,192,921
Dreyfus S&P 500
  Stock Index                  68,670,124     51,748,402     10,304,900      (3,141,941)     (633,926)   (2,166,772)    12,559,461
Putnam Voyager Fund           121,528,239     99,167,158     20,354,441      (6,062,941)   (1,081,454)   (4,080,261)    13,231,296
Putnam Balanced
  Retirement Fund              25,289,835     16,800,069      6,516,742      (1,239,791)     (135,546)      536,459      2,811,902
Stable Asset Fund              90,950,784     95,991,937      9,255,398      (7,325,393)     (837,997)  (12,388,651)     6,255,490
Putnam New Opportunities       46,378,741     25,147,778     13,918,520      (1,809,320)     (235,690)    6,359,706      2,997,747
MCI Common Stock              317,302,646    218,017,594     49,707,886     (12,743,123)   (1,114,972)    2,193,143     61,242,118
Participant Loans
   (interest rates
     range 7% - 11%)           21,160,045     17,969,075              0      (1,452,685)    4,087,272    (1,073,114)     1,629,497
                           -------------- -------------- -------------- --------------- ------------- ------------- --------------
       Total                $ 713,959,033  $ 537,827,481  $ 116,999,575  $  (34,603,788) $          0  $(10,184,667) $ 103,920,432
                           ============== ============== ============== =============== ============= ============= ==============


NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1996 and 1995 are presented on the following pages.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                         EuroPacific     Dreyfus       Putnam        Stable
                                                           Growth        S&P 500      Voyager        Asset
                                                            Fund       Stock Index      Fund         Fund
                                                        ------------- ------------- ------------- -------------
              ASSETS
              ------

Contributions receivable:
  Employee                                               $       638  $        401 $         720  $         65
  Employer                                                         0             0             0             0
Other receivables                                                437        22,434        40,643     6,901,871
                                                         -----------  -----------    -----------  ------------
    Total receivables                                          1,075        22,835        41,364     6,901,936

Non-interest bearing cash                                          0             0            15       543,155

Investments, at fair value:
  Common stock                                                     0             0             0             0
  Common/collective trusts                                       200        24,055         4,278     1,845,630
  Registered investment companies                         22,695,987    68,646,113*  121,523,940*            0
  Participant loans                                                0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0             0    81,784,837*
                                                        ------------- ------------  ------------  ------------
Total assets                                              22,697,262    68,693,003   121,569,597    91,075,558
                                                        ------------- ------------  ------------  ------------

            LIABILITIES
            -----------

Operating payables                                            18,643        22,879        41,358       124,774
                                                        ------------- ------------- -------------  ------------

Net assets available for benefits                        $22,678,619  $ 68,670,124 $ 121,528,239  $ 90,950,784
                                                        ============= ============= ============= =============

*        Investment represents 5% or more of the Plan's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                       Putnam        Putnam         MCI
                                                        New         Balanced       Common   Participant
                                                    Opportunities  Retirement      Stock      Loans        Total
                                                    ------------- ------------- ----------- ------------  -----------
              ASSETS
              ------

Contributions receivable:
  Employee                                           $      1,149 $        174 $        989  $         0 $      4,136
  Employer                                                      0            0        1,691            0        1,691
Other receivables                                          74,714        4,657       84,104            0    7,128,861
                                                      ----------- ------------ ------------ ------------  -----------
    Total receivables                                      75,863        4,831       86,784            0    7,134,688

Non-interest bearing cash                                       0            0            0            0      543,170

Investments, at fair value:
  Common stock                                                  0            0  317,208,325*           0  317,208,325
  Common/collective trusts                                 38,566        3,911        7,595            0    1,924,235
  Registered investment companies                      46,340,117*  25,285,749            0            0  284,491,906
  Participant loans                                             0            0            0   21,160,045   21,160,045

Investments, at contract value:
  Value of guaranteed investment contracts                      0            0            0            0   81,784,837
                                                     ------------ ------------ ------------ ------------  -----------
Total assets                                           46,454,546   25,294,491  317,302,704   21,160,045  714,247,206
                                                     ------------ ------------ ------------ ------------  -----------

            LIABILITIES
            -----------

Operating payables                                         75,805        4,656           58            0      288,173
                                                     ------------ ------------ ------------ ------------ ------------

Net assets available for benefits                    $ 46,378,741 $ 25,289,835 $317,302,646  $21,160,045 $713,959,033
                                                     ============= =========== ============ ============ ============

*  Investment represents 5% or more of the Plan's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                         EuroPacific     Dreyfus       Putnam        Stable
                                                           Growth        S&P 500      Voyager        Asset
                                                            Fund       Stock Index      Fund          Fund
                                                        ------------ ------------- ------------- -------------
              ASSETS
              ------

Non-interest bearing cash                               $      1,443  $     64,077  $     81,983  $    130,872

Other receivables                                            225,584       295,590        66,146         1,338

Investments, at fair value:
  Common stock                                                     0             0             0             0
  Common/collective trusts                                        12        11,046         1,571     1,434,180
  Registered investment companies                         12,984,013    51,637,924*   99,032,315*            0
  Participant loans                                                0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0             0    94,448,258*
                                                        ------------ ------------- ------------- -------------
Total assets                                              13,211,052    52,008,637    99,182,015    96,014,648
                                                        ------------ ------------- ------------- -------------

            LIABILITIES
            -----------

Operating payables                                           225,584       260,235        14,857        22,711
                                                        ------------ ------------- ------------- -------------

Net assets available for benefits                       $ 12,985,468  $ 51,748,402  $ 99,167,158  $ 95,991,937
                                                        ============ ============= ============= =============

*  Investment represents 5% or more of the Plan's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
                    (FORMERLY MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                      Putnam        Putnam        MCI
                                                       New         Balanced      Common      Participant
                                                  Opportunities   Retirement      Stock         Loans         Total
                                                  ------------- ------------- ------------- ------------- -------------
              ASSETS
              ------

Non-interest bearing cash                         $          0  $          0  $          0  $          0  $    278,375

Other receivables                                       21,387       161,058            51             0       771,154

Investments, at fair value:
  Common stock                                               0             0   217,997,790*            0   217,997,790
  Common/collective trusts                               1,233         1,067        19,753             0     1,468,862
  Registered investment companies                   25,125,158    16,808,405             0             0   205,587,815
  Participant loans                                          0             0             0    17,969,075    17,969,075

Investments, at contract value:
  Value of guaranteed investment contracts                   0             0             0             0    94,448,258
                                                  ------------ ------------- ------------- ------------- -------------
Total assets                                        25,147,778    16,970,530   218,017,594    17,969,075   538,521,329
                                                  ------------ ------------- ------------- ------------- -------------

            LIABILITIES
            -----------

Operating payables                                           0       170,461             0             0       693,848
                                                  ------------ ------------- ------------- ------------- -------------

Net assets available for benefits                 $ 25,147,778  $ 16,800,069  $218,017,594  $ 17,969,075  $537,827,481
                                                  ============ ============= ============= ============= =============

*  Investment represents 5% or more of the Plan's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
        (FORMERLY MCI COMMUNICATIONS CORPORATION RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                             EuroPacific    Dreyfus      Putnam      Stable       Putnam       Putnam
                                               Growth      S&P 500       Voyager     Asset         New         Balanced
                                                Fund      Stock Index     Fund        Fund      Opportunities  Retirement
ADDITIONS                                    ------------ ------------ ----------- ----------- -------------- ------------
---------

Contributions:
  Participants                               $ 6,157,553  $ 9,538,036 $ 18,553,560 $ 8,382,022  $11,735,103  $  5,855,906
  Non-cash employer                                    0            0            0           0            0             0
  Rollovers                                      702,527      684,102    1,491,567     829,537    1,892,158       555,336
  Transfers from ESOP                             81,608       82,762      309,314      43,839      291,259       105,500
                                             -----------  -----------   ----------  ----------  -----------    ----------
    Total contributions                        6,941,688   10,304,900   20,354,441   9,255,398   13,918,520     6,516,742
                                             -----------  -----------   ----------  ----------  -----------    ----------
Earnings on investments:
  Interest on participant loans                        0            0            0           0            0             0
  Interest on guaranteed investment contracts          0            0            0   6,255,490            0             0
  Dividends on common stock                            0            0            0           0            0             0
  Net gain on sale of common stock                     0            0            0           0            0             0
  Unrealized appreciation of assets                    0            0            0           0            0             0
  Net gain from registered investment
    companies                                  3,192,921   12,559,461   13,231,296           0    2,997,747     2,811,902
                                             ----------- ------------ ------------ ----------- ------------ ------------
    Total earnings on investments              3,192,921   12,559,461   13,231,296   6,255,490    2,997,747     2,811,902
                                             ----------- ------------ ------------ ----------- ------------  ------------
Total additions                               10,134,609   22,864,361   33,585,737  15,510,888   16,916,267     9,328,644

DEDUCTIONS
----------
Participant benefit payments                     824,288    3,131,545    6,043,256   7,307,455    1,801,178     1,234,830
Account maintenance fees                           4,306       10,396       19,685      17,938        8,142         4,961
                                             ----------- ------------ ------------ ----------- ------------  ------------
Net increase                                   9,306,015   19,722,420   27,522,796   8,185,495   15,106,947     8,088,853

Transfers from (to):
  Other master trust investment accounts         200,129   (2,490,292)  (3,365,427) (9,219,889)   5,968,885       526,814
  Net loans                                      (47,687)    (633,926)  (1,081,454)   (837,997)    (235,690)     (135,546)
  Western Union International Collectively
    Bargained Plan                                   164       36,136       38,925      41,454            0             0
  MCI 401(k) Plan for Non-Exempt Employees       234,530      287,384     (753,759) (3,210,216)     390,821         9,645

Net assets available for benefits,
  beginning of year                           12,985,468   51,748,402   99,167,158  95,991,937   25,147,778    16,800,069
                                             ----------- ------------  ----------- -----------  -----------   -----------
Net assets available for benefits,
  end of year                                $22,678,619  $68,670,124 $121,528,239 $90,950,784  $46,378,741  $ 25,289,835
                                             =========== ============  =========== ===========  ===========  ============

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
        (FORMERLY MCI COMMUNICATIONS CORPORATION RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                               MCI
                                              Common         Participant
                                              Stock             Loans       Total
ADDITIONS                                 -------------- --------------- ------------
---------

Contributions:
  Participants                             $ 13,434,226   $          0   $ 73,656,406
  Non-cash employer                          35,319,523              0     35,319,523
  Rollovers                                     928,084              0      7,083,311
  Transfers from ESOP                            26,053              0        940,335
                                           -------------   ------------- ------------
    Total contributions                      49,707,886              0    116,999,575
                                          --------------   ------------- ------------
Earnings on investments:
  Interest on participant loans                       0      1,629,497      1,629,497
  Interest on guaranteed investment contracts         0              0      6,255,490
  Dividends on common stock                     445,635              0        445,635
  Net gain on sale of common stock              808,155              0        808,155
  Unrealized appreciation of assets          59,988,328              0     59,988,328
  Net gain from registered investment
    companies                                         0              0     34,793,327
                                           -------------    ------------ ------------
     Total earnings on investments           61,242,118      1,629,497    103,920,432
                                           -------------    ------------ ------------
Total additions                             110,950,004      1,629,497    220,920,007

DEDUCTIONS
----------
Participant benefit payments                 12,710,078      1,452,685     34,505,315
Account maintenance fees                         33,045              0         98,473
                                           -------------    ------------ ------------
Net increase                                 98,206,881        176,812    186,316,219

Transfers from (to):
  Other master trust investment accounts      8,379,780              0              0
  Net loans                                  (1,114,972)     4,087,272              0
  Western Union International Collectively
    Bargained Plan                               82,468         10,786        209,933
  MCI Plan for Non-Exempt Employees          (6,269,105)    (1,083,900)   (10,394,600)

Net assets available for benefits,
  beginning of year                         218,017,594     17,969,075    537,827,481
                                          --------------   ------------- ------------
Net assets available for benefits,
  end of year                              $317,302,646   $ 21,160,045   $713,959,033
                                           =============    ============ ============

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
        (FORMERLY MCI COMMUNICATIONS CORPORATION RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                           EuroPacific     Putnam      Scudder      Dreyfus     Putnam     Putnam    Putnam
                                              Growth      Balanced     Income       S&P 500    Growth &  Investors    Vista
                                               Fund         Fund        Fund     Stock Index    Income      Fund      Fund
ADDITIONS                                 ------------- ----------- ----------- ------------- ----------- --------- -----------
---------

Contributions:
  Participants                            $  4,390,561  $1,036,121  $  483,658  $  7,433,945  $  445,674  $102,315  $  211,700
  Non-cash employer                                  0           0           0             0           0         0           0
  Rollovers                                    726,922     221,987     110,740       633,595     169,421    16,863      78,024
  Transfers from ESOP                           66,721           0           0        54,377           0         0           0
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
    Total contributions                      5,184,204   1,258,108     594,398     8,121,917     615,095   119,178     289,724
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
Earnings on investments:
  Interest on participant loans                      0           0           0             0           0         0           0
  Interest on guaranteed investment contract         0           0           0             0           0         0           0
  Dividends on common stock                          0           0           0             0           0         0           0
  Net gain on sale of common stock                   0           0           0             0           0         0           0
  Unrealized appreciation of assets                  0           0           0             0           0         0           0
  Net gain from registered investment
    companies                                1,129,858     627,036     223,175    12,843,841     383,901    99,870     185,802
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
    Total earnings on investments            1,129,858     627,036     223,175    12,843,841     383,901    99,870     185,802
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
Total additions                              6,314,062   1,885,144     817,573    20,965,758     998,996   219,048     475,526

DEDUCTIONS
----------
Participant benefit payments                   453,332     182,456      67,840     2,074,793      49,062     9,451      19,622
Account maintenance fees                         2,791         726         366         8,476         277        95         143
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
Net increase                                 5,857,939   1,701,962     749,367    18,882,489     949,657   209,502     455,761

Transfers from (to):
  Other master trust investment accounts     1,299,583  (4,828,727) (2,422,280)    1,273,832  (2,638,716) (598,543) (1,330,877)
  Net loans                                     (2,097)    (31,170)     (7,580)     (550,185)    (16,903)   (9,081)     14,264
  MCI Consumer Markets 401(k) Plan              83,937      20,346         183       364,557       5,121      (906)    (44,438)
  Western Union International Collectively
    Bargained Plan                                   0           0           0         7,922           0         0           0

Net assets available for benefits,
  beginning of year                          5,746,106   3,137,589   1,680,310    31,769,787   1,700,841   399,028     905,290
                                          ------------- ----------- ----------- ------------- ----------- --------- -----------
Net assets available for benefits,
  end of year                             $ 12,985,468  $        0  $        0  $ 51,748,402  $        0  $      0  $        0
                                          ============= =========== =========== ============= =========== ========= ===========

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
        (FORMERLY MCI COMMUNICATIONS CORPORATION RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                             Putnam        Putnam       Putnam      Putnam       Putnam      Putnam
                                             Voyager     Convertible  High Yield Global Gov't OTC Emerging Diversified
                                              Fund      Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                 ------------- ------------- ---------- ------------ ------------ -----------
---------


Contributions:
  Participants                            $ 14,346,390  $    166,684  $ 111,042  $    49,139  $   894,852  $   64,948
  Non-cash employer                                  0             0          0            0            0           0
  Rollovers                                  1,132,926        46,148     25,654        7,986      154,784      26,713
  Transfers from ESOP                           81,661             0          0            0            0           0
                                          ------------- ------------- ---------- ------------ ------------ -----------
    Total contributions                     15,560,977       212,832    136,696       57,125    1,049,636      91,661
                                          ------------- ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                      0             0          0            0            0           0
  Interest on guaranteed investment contracts        0             0          0            0            0           0
  Dividends on common stock                          0             0          0            0            0           0
  Net gain on sale of common stock                   0             0          0            0            0           0
  Unrealized appreciation of assets                  0             0          0            0            0           0
  Net gain from registered investment
    companies                               26,000,640        97,125     52,849       15,071      604,501      34,453
                                           ------------ ------------- ---------- ------------ ------------ -----------
     Total earnings on investments          26,000,640        97,125     52,849       15,071      604,501      34,453
                                           ------------ ------------- ---------- ------------ ------------ -----------
Total additions                             41,561,617       309,957    189,545       72,196    1,654,137     126,114

DEDUCTIONS
----------
Participant benefit payments                 4,465,024        10,919     16,008        4,572       99,188      18,151
Account maintenance fees                        16,535           214        108           35          520          47
                                           ------------ ------------- ---------- ------------ ------------ -----------
Net increase                                37,080,058       298,824    173,429       67,589    1,554,429     107,916

Transfers from (to):
  Other master trust investment accounts     4,523,355      (950,771)  (549,601)    (265,628)  (4,353,550)   (416,410)
  Net loans                                 (1,107,613)      (15,069)      (554)       1,639        7,856      (7,565)
  MCI Consumer Markets 401(k) Plan             428,679         1,120       (591)         446      (11,115)        498
  Western Union International Collectively
    Bargained Plan                              31,562             0          0            0            0           0

Net assets available for benefits,
  beginning of year                         58,211,117       665,896    377,317      195,954    2,802,380     315,561
                                          ------------- ------------- ---------- ------------ ------------ -----------
Net assets available for benefits,
  end of year                             $ 99,167,158  $          0  $       0  $         0  $         0  $        0
                                          ============= ============= ========== ============ ============ ===========

                         MCI COMMUNICATIONS CORPORATION
                        401(K) PLAN FOR EXEMPT EMPLOYEES
        (FORMERLY MCI COMMUNICATIONS CORPORATION RETIREMENT SAVINGS PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                 Stable        Putnam        Putnam          MCI
                                                  Asset          New        Balanced       Common      Participant
                                                  Fund      Opportunities  Retirement       Stock         Loans         Total
ADDITIONS                                   ------------- ------------- ------------- ------------- ------------- -------------
---------

Contributions:
  Participants                              $  9,767,877  $  4,464,435  $  2,491,906  $ 12,860,837  $          0  $ 59,322,084
  Non-cash employer                                    0             0             0    32,177,951             0    32,177,951
  Rollovers                                    1,128,971       844,648       363,898       694,562             0     6,383,842
  Transfers from ESOP                            334,063        55,454        53,836        75,926             0       722,038
                                            ------------- ------------- ------------- ------------- ------------- -------------
    Total contributions                       11,230,911     5,364,537     2,909,640    45,809,276             0    98,605,915
                                            ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                        0             0             0             0     1,508,423     1,508,423
  Interest on guaranteed investment contracts  6,443,825             0             0             0             0     6,443,825
  Dividends on common stock                            0             0             0       399,550             0       399,550
  Net gain on sale of common stock                     0             0             0     2,224,386             0     2,224,386
  Unrealized appreciation of assets                    0             0             0    57,379,129             0    57,379,129
  Net gain from registered investment
    companies                                          0     4,951,744     1,501,059             0             0    48,750,925
                                            ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments             6,443,825     4,951,744     1,501,059    60,003,065     1,508,423   116,706,238
                                            ------------- ------------- ------------- ------------- ------------- -------------
Total additions                               17,674,736    10,316,281     4,410,699   105,812,341     1,508,423   215,312,153

DEDUCTIONS
----------
Participant benefit payments                   6,409,570       644,545       480,864    11,398,405     1,153,900    27,557,702
Account maintenance fees                          20,572         2,623         1,928        25,052             0        80,508
                                            ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                  11,244,594     9,669,113     3,927,907    94,388,884       354,523   187,673,943

Transfers from (to):
  Other master trust investment accounts      (4,161,296)   11,111,612    12,790,110    (8,482,093)            0             0
  Net loans                                   (1,179,222)       58,223        37,843      (606,989)    3,414,203             0
  MCI Consumer Markets 401(k) Plan               407,343        68,883        44,209     1,021,414        74,172     2,463,858
  Western Union International Collectively
    Bargained Plan                                40,298             0             0        39,706         9,350       128,838

Net assets available for benefits
  beginning of year                           89,640,220     4,239,947             0   131,656,672    14,116,827   347,560,842
                                            ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits
  end of year                               $ 95,991,937  $ 25,147,778  $ 16,800,069  $218,017,594  $ 17,969,075  $537,827,481
                                            ============= ============= ============= ============= ============= =============

NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1996 and 1995, the Plan held 9,703,805 and 8,343,760 shares, respectively, of MCI Communications Corporation Common Stock at fair market values of $317,193,126 and $217,980,730, respectively. Of these shares, 1,282,338 and 1,446,123 were contributed by the Company during the Plan years ended December 31, 1996 and 1995, respectively, as the Company's matching contributions. As of December 31, 1996 and 1995, the Plan's benefit claims payable was $106,395,205 and $67,482,454, which includes 1,289,814 and 956,517 shares of MCI Communications Corporation Common Stock at fair market values of $42,160,817 and $24,989,007, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.

NOTE 6 - TRANSFER OF ASSETS TO (FROM) THE PLAN

During the years ended December 31, 1996 and 1995, certain participants transferred between the Plan and the Non-Exempt Plan. During the plan year ended December 31, 1996, assets valued at $10,394,600 were transferred from the Plan, including 235,152 shares of MCI Communications Corporation Common Stock at a fair value of $6,269,575. During the plan year ended December 31, 1995, assets valued at $2,463,858 were transferred to the Plan, including 47,040 shares of MCI Communications Corporation Common Stock at a fair value of $1,021,414.

During the years ended December 31, 1996 and 1995, certain participants transferred between the Plan and the Western Union International 401(k) Plan for Collectively Bargained Employees. During the years ended December 31, 1996 and 1995, assets valued at $209,933 and $128,838, respectively, including 3,013 and 2,101 shares of MCI Communications Corporation Common Stock at a fair value of $82,468 and $39,706, respectively, were transferred to the Plan.

NOTE 7 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part II of the MCI Communications Corporation ESOP and 401(k) for Exempt Employees, which, as amended through January 24, 1995, has been determined by letter dated January 31, 1996, by the IRS to be qualified under Section 401 of the Internal Revenue Code.

NOTE 8- MERGER AGREEMENT

Effective November 3, 1996, MCI Communications Corporation ("MCI") and British Telecommunications, plc ("BT") entered into an Agreement and Plan of Merger ("the Merger"). As a result of the proposed merger, the stockholders of MCI and BT will become the owners of a combined company, renamed Concert plc (Concert). Under the terms of the Merger, each outstanding share of the MCI's common stock (other than treasury shares and shares owned by BT including the shares of Class A common stock) will be converted into the right to receive (i) .54 American Depository Share (ADS) of Concert, each ADS representing ten ordinary shares of 25 pence each of Concert (with cash being paid in lieu of fractional ADSs), and
(ii) $6.00 in cash.

The shareholders of the respective companies approved the Merger at meetings held on April 2, 1997 and April 15, 1997, respectively. Completion of the Merger is subject to certain conditions, including the receipt of required regulatory approvals. MCI expects to complete the Merger in the fall of 1997.


NOTE 9- SUBSEQUENT EVENTS

Effective January 1, 1997, the eligibility requirements under the Plan were amended to permit an employee to become a participant and eligible for elective contributions on the entry date coincident with or next following the close of the three consecutive, full, calendar months period from his or her date of hire. The participant shall be eligible to receive matching contributions after completing a 12-consecutive-month period starting on his or her date of hire in which the participant has completed 1,000 hours of service.

                                                                     SCHEDULE I
                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996


                                                                                                    CURRENT
                                                           NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                        OF SHARES            COST                12/31/96
------------------                                        ---------        ------------          ------------

*LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                      $          0          $ 26,210,945
       (maturities range 1997-2011)                                                              ------------


INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                        2,225,365             2,225,365
                                                                                                 ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                                986,064          22,903,818            25,677,109
  *  Dreyfus S&P 500 Stock Index                          4,878,384          55,973,987            77,615,093
  *  Putnam Voyager Fund                                  8,291,373         102,466,644           133,656,939
  *  Putnam New Opportunities                             1,291,053          44,871,300            52,455,498
  *  Putnam Balanced Retirement                           2,836,470          27,895,654            29,329,101
                                                                                                 ------------
     Total investment in registered
       investment companies                                                                       318,733,740
                                                                                                 ------------

GUARANTEED INVESTMENT CONTRACTS **
  Stable Asset Fund

     Aetna Life Insurance (6.63% Matures 6/30/00)                            20,306,182            20,306,182
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                   6,474,248             6,474,248
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)               4,000,628             4,000,628
     Metropolitan Life Insurance (8.96% Matures 6/30/96)                     14,261,226            14,261,226
     New York Life Insurance (6.82% Matures 3/31/98)                          8,847,294             8,847,294
     New York Life Insurance (8.08% Matures 12/31/99)                         5,803,475             5,803,475
     Pacific Mutual Life Insurance (7.30% Matures 12/31/01)                   4,642,586             4,642,586
     Pacific Mutual Life Insurance(7.36% Matures 12/31/01)                    1,287,816             1,287,816
     Peoples Security Insurance Company (5.72% Matures  6/30/94)              7,000,905             7,000,905
     Peoples Security Insurance Company (5.86% Matures 3/31/98)               5,220,011             5,220,011
     Principal Mutual Life Insurance (6.60% Matures  4/02/01)                 3,409,732             3,409,732
     Prudential Life Insurance (7.00% Matures 9/30/98)                        6,028,870             6,028,870
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                      3,426,163             3,426,163
     TransAmerica Life Insurance (7.25% Matures 12/31/98)                     4,071,194             4,071,194
                                                                                                 ------------
     Total guaranteed investment contracts                                                         94,780,330
                                                                                                 ------------

COMMON STOCK

  *  MCI Communications Corporation                       11,299,325        248,485,916           369,352,337
                                                                                                 ------------

     TOTAL INVESTMENTS                                                                           $811,302,717
                                                                                                 ============

  *  Denotes a party-in-interest

  ** Current value is considered to be contract value.

                                                                    SCHEDULE II

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1996 to December 31, 1996 are considered reportable transactions. Fair value at January 1, 1996 is $602,522,823. Five percent (5%) of fair value is $30,126,141.

Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
--------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------

        * Putnam Voyager Fund        $ 26,805,559                                        $ 26,805,559    $ 26,805,559  $        0
                                    (129 purchases)
        * Putnam Voyager Fund                       $ 15,121,764                         $ 10,559,468    $ 15,121,764  $4,562,296
                                                      (126 sales)
        * MCI Communications         $ 10,197,229                                        $ 10,197,229    $ 10,197,229  $        0
           Corporation Common Stock (202 deliveries)
        * MCI Communications         $ 38,361,503                                        $ 38,361,503    $ 38,361,503  $        0
           Corporation Common Stock (209 receipts)
          Stable Asset Fund          $ 35,230,443                                        $ 35,230,443    $ 35,230,443  $        0
                                   (207 purchases)
          Stable Asset Fund                         $ 34,678,608                         $ 34,678,608    $ 34,678,608  $        0
                                                      (179 sales)
        *  Mellon Bank Temporary     $ 37,705,175                                        $ 37,705,175    $ 37,705,175  $        0
            Investment Fund         (100 purchases)
        *  Mellon Bank Temporary                    $ 37,558,568                         $ 37,558,568    $ 37,558,568  $        0
            Investment Fund                            (62 sales)


   *  Denotes a party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation ESOP and 401(k) Plan for Exempt Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MCI COMMUNICATIONS CORPORATION
                                              ESOP AND 401(K) FOR EXEMPT
                                              EMPLOYEES


Date:  June 27, 1997                       By:David M. Case
                                              ------------------------------
                                              David M. Case
                                              Vice President and Controller
                                              MCI Communications Corporation